UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 1-15759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Cleco Power LLC 401(k) Savings and Investment Plan Index December 31, 2014 and 2013

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4
Supplemental Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Note: Schedules other than the one listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Cleco Power LLC 401(k) Savings and Investment Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 18, 2015

Cleco Power LLC 401(k) Savings and Investment Plan Statements of Net Assets Available for Benefits December 31, 2014 and 2013

	Participant Directed
	2014	2013
Investments, at fair value (see Note 3)	$338,291,529	$315,528,706
Notes receivable from participants (see Note 1)	4,138,544	4,345,895
Contributions receivable from employer	516,529	427,617
Net assets available for benefits	$342,946,602	$320,302,218

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan Statement of Changes in Net Assets Available for Benefits December 31, 2014

Participant Directed
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$19,615,372
Interest and dividends	16,747,752
Net investment income	36,363,124

Interest income on notes receivable from participants	221,474

Contributions:
Employer’s	4,636,026
Participants’	9,277,190
Rollovers	437,946
Total contributions	14,351,162

Total additions	50,935,760

Deductions from net assets attributed to:
Benefits paid to participants	28,197,925
Administrative expenses	93,451
Total deductions	28,291,376

Net increase	22,644,384
Net assets available for plan benefits:
Beginning of year	320,302,218
End of year	$342,946,602

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

1.    Description of Plan and Summary of Significant Accounting Policies

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”), which was adopted January 1, 1985, and amended and restated effective November 1, 2010, is intended to provide active, eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with voluntary, long-term savings and investment opportunities. The Plan is a defined contribution plan designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974. In accordance with the Plan, employer contributions can be in the form of Cleco Corporation stock or cash. Cash contributions are invested in proportion to the participant’s voluntary contribution investment choices. If contributions are made in the form of Cleco Corporation common stock, participants are allowed to diversify the match and invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan. Cleco Corporation has the right to change the form of contribution at any time. Plan participants are allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock. Participation in the Plan is voluntary and active Cleco employees are eligible to participate. Although the Plan is voluntary, new employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4%. The automatic pre-tax contribution percentage can be increased or decreased, or participants may choose to opt out of the Plan. Participants deferral rate will increase by 1% each year until participants reach a contribution rate of 8% or participants elect another deferral percentage. For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).

On October 17, 2014, Cleco Corporation entered into an Agreement and Plan of Merger (“Merger Agreement”) with Cleco Partners L.P. (“Cleco Partners”), and its subsidiary, Cleco Merger Sub Inc. (“Merger Sub”), pursuant to which, upon closing, Merger Sub will be merged with and into Cleco Corporation and Cleco Corporation will cease to be a publicly traded company and will be a wholly-owned subsidiary of Cleco Partners (“Merger”). For more information on the pending Merger and its effect on Cleco Corporation common stock held by the Plan, see Note 2 “Cleco Corporation Agreement and Plan of Merger.”

Plan Amendments
There were no amendments to the Plan in 2014 and 2013.

Plan Administration and Administration Expenses
The administration of the Plan is the responsibility of a retirement committee (the “Committee”) comprised of employees of Cleco. The Committee is appointed by the Board of Directors of Cleco Corporation, the sole member of Cleco Power LLC (“Cleco Power”). Cleco Power is a wholly owned subsidiary of Cleco Corporation. Most of the administrative expenses incurred by the Plan are borne by Cleco; however, personalized online investment advisory fees and distribution expenses are paid by the participants of the Plan. Those fees are listed as administrative expenses. Investment-related expenses are included in the net appreciation of fair value of investments. Cleco Power is the Plan sponsor. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rest with Empower Retirement (“Trustee”) and with Great-West Trust Company (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

compensation, not to exceed $17,500 in each of 2014 and 2013. Participants who are at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) up to $5,500 in each of 2014 and 2013. The Trustee, in accordance with the participants’ directives, invests the employee and employer contributions in one or more of 21 publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, in one common collective trust, and in Cleco Corporation common stock. Certain qualified 401(k) rollovers are permitted under the Plan.

Cleco Corporation’s matching contribution depends upon the hire date of the participant. Participants hired prior to August 1, 2007 are eligible to receive a basic match of 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation. Participants hired or rehired on or after August 1, 2007, are eligible to receive a basic match of 100% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation. Additionally, all employees hired or rehired on or after August 1, 2007, whether they choose to make a voluntary contribution or not, are eligible to receive a non-elective Cleco-funded contribution subject to certain vesting requirements. In December 2014 and 2013, management approved a 2% non-elective contribution for eligible employees. For 2014 and 2013, the non-elective contributions were paid to the Plan in April 2015 and April 2014, respectively.

Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant. Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant’s share of Plan earnings. Allocations are based on participant compensation or account balances, as defined in the Plan Document.

Vesting
Participants are fully vested in their voluntary contributions, eligible rollovers, earnings, and basic match at all times. The non-elective Cleco funded contributions are subject to vesting based upon years of vesting service as shown below:

Years of Vesting Service	Vested Percentage
1 year or less	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures
At December 31, 2014 and 2013, forfeited nonvested accounts totaled $19,439 and $29,542, respectively. These amounts are used to reduce employer matching contributions. In April 2015, $18,847 of the 2014 forfeiture amount was allocated to participant accounts. The entire 2013 forfeiture amount was allocated to participants in April 2014.

Withdrawals and Notes Receivable from Participants
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account. A participant is entitled to receive a whole number of shares of Cleco Corporation common stock. The amounts

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

of any fractional shares are distributed in cash. Under Internal Revenue Service regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in The Wall Street Journal on the first day of the month before the loan is requested plus 2%. Interest rates on these loans were 5.25% in 2014 and 2013. Notes receivable from participants are measured at amortized cost (unpaid principal balance plus any accrued but unpaid interest). No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan Document. Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.

Common Collective Trusts
Common collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. For more information on common collective trusts, see Note 6 - “Fair Value Measurements.”

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Priority upon Termination of Plan
The Plan may be terminated at any time by the Board of Directors of Cleco Corporation, the sole member of Cleco Power. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination. In the event of the Plan termination, participants would become 100 percent vested.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recent Authoritative Guidance
The Plan has adopted or will adopt the recent authoritative guidance listed below on the respective effective dates.

In January 2013, FASB clarified the scope of revised disclosure requirements related to balance sheet offsetting that was issued in December 2011. The amendment clarifies that the scope applies to derivatives accounted for in accordance with the authoritative guidance for derivatives and hedging. The adoption of this revision is required for interim and annual periods beginning on or after January 1, 2013. The adoption of this revision

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

did not have an impact on the financial statements of the Plan because it relates to disclosures and no additional disclosures were required.

In April 2013, FASB issued guidance on applying the liquidation basis of accounting and the related disclosure requirements. Under this accounting standards update, an entity must use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as that under the plan specified in an entity’s governing documents created at its inception. The adoption of this standard is effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The adoption of this guidance did not have an effect on the financial statements of the Plan.

In May 2015, FASB amended the accounting guidance for fair value measurements. The amended guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The adoption of this guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Because the amended guidance is related to disclosures, the adoption of this guidance will not have an effect on the financial statements of the Plan.

2.    Cleco Corporation Agreement and Plan of Merger

On October 17, 2014, Cleco Corporation entered into the Merger Agreement with Cleco Partners, and its subsidiary, Merger Sub, pursuant to which, upon closing, Merger Sub will be merged with and into Cleco Corporation and Cleco Corporation will cease to be a publicly traded company and will be a wholly-owned subsidiary of Cleco Partners. Cleco Partners is a Delaware limited partnership that prior to the closing of the Merger will be owned by a consortium of investors. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Cleco Corporation common stock, par value $1.00 per share (other than shares that are owned by Cleco Corporation, Cleco Partners, Merger Sub, or any other direct or indirect wholly-owned subsidiary of Cleco Partners or Cleco Corporation), will be converted into the right to receive $55.37 per share in cash, without interest, with all dividends payable before the effective time of the Merger. The Merger remains subject to several conditions, including approvals from the Louisiana Public Service Commission (“LPSC”), the Federal Energy Regulatory Commission (“FERC”), and the final approval from the Federal Communications Commission (“FCC”). On February 10, 2015, Cleco Power filed an application with the LPSC seeking approval of the Merger. On April 2, 2015, Cleco Power, Perryville, Attala, and Cleco Partners filed a joint application seeking approval of the Merger with FERC. The Merger Agreement was approved by Cleco Corporation shareholders on February 26, 2015 and the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on May 4, 2015. On June 12, 2015, the FCC consented to Cleco Corporation’s request to transfer certain licenses to Cleco Power. The consent will not become final until 40 days after it is published by the FCC. Also on June 12, 2015, the Committee on Foreign Investments in the United States cleared the Merger to proceed without further review. The Merger is expected to close in the second half of 2015.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

3.	Investments
Information relative to investments as of December 31, 2014 and 2013, respectively, is as follows:

Description	2014	2013
Investments, at fair value:
Mutual Funds:
Royce Pennsylvania Small Cap Equity Fund	$647,725	$619,169
*JP Morgan Prime Money Market Fund	24,296,542	23,453,695
*Dodge & Cox Balanced Fund	34,660,908	30,545,276
*FMI Large Cap	31,025,963	30,577,723
*American Century Growth Fund	19,231,749	18,432,580
T. Rowe Price Income Fund	1,005,397	1,217,076
T. Rowe Price Mid Cap Growth Fund	14,597,563	12,262,730
T. Rowe Price Retirement 2005 Index Fund	112,204	52,203
T. Rowe Price Retirement 2010 Index Fund	315,824	508,389
T. Rowe Price Retirement 2015 Index Fund	3,638,069	3,102,567
T. Rowe Price Retirement 2020 Index Fund	5,586,460	4,791,840
T. Rowe Price Retirement 2025 Index Fund	3,862,241	3,078,044
T. Rowe Price Retirement 2030 Index Fund	3,199,761	3,157,166
T. Rowe Price Retirement 2035 Index Fund	2,825,809	2,047,208
T. Rowe Price Retirement 2040 Index Fund	3,720,622	2,730,749
T. Rowe Price Retirement 2045 Index Fund	3,559,875	3,023,628
T. Rowe Price Retirement 2050 Index Fund	1,869,262	1,713,776
T. Rowe Price Retirement 2055 Index Fund	1,159,034	1,280,888
Diamond Hill Capital Fund	1,231,052	830,915
**UMB Scout Core Plus Bond Fund	17,558,359	15,096,968
CRM Mid Cap Value Fund	7,585,136	7,402,780
Morgan Stanley International Equity Fund	15,530,710	14,199,709
Total mutual funds	197,220,265	180,125,079
*SSgA S&P 500(R) Index Securities Lending Series Fund II - common collective trust	26,577,064	19,346,617
Schwab Personal Choice Retirement Account - participant directed brokerage	4,959,843	4,824,841
*Cleco Corporation Common Stock	109,534,357	111,232,169
Total investments, at fair value	$338,291,529	$315,528,706

*Denotes investment exceeds 5% of the net assets available for benefits for 2014 and 2013.
**Denotes investment exceeds 5% of the net assets available for benefits for 2014.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,615,372 for the year ended December 31, 2014, as follows:

Mutual funds	$(1,682,382)
Cleco Corporation common stock	18,384,754
Common collective trust	2,913,000
Net appreciation in fair value of investments	$19,615,372

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

4.	Concentration of Market Risk
The Plan holds investments in Cleco Corporation common stock, as well as various mutual funds; accordingly, Plan participants’ accounts that hold shares of Cleco Corporation common stock are exposed to market risk in the event of a significant decline in the value of such stock.

For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each fund’s investment holdings and significant concentrations of credit risk. The mutual fund prospectus and annual reports can be obtained by contacting Empower Retirement.

5.	Concentration of Investments
Included in investments at December 31, 2014 and 2013 are shares of Cleco Corporation common stock amounting to $109,534,357 and $111,232,169, respectively. This investment represents 32% and 35% of total investments at December 31, 2014 and 2013, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

On October 17, 2014, Cleco Corporation entered into the Merger Agreement with Cleco Partners, and its subsidiary, Merger Sub, pursuant to which, upon closing, Merger Sub will be merged with and into Cleco Corporation and Cleco Corporation will cease to be a publicly traded company and will be a wholly-owned subsidiary of Cleco Partners. For more information on the pending Merger and its effect on Cleco Corporation common stock, see Note 2 “Cleco Corporation Agreement and Plan of Merger.”

6.	Fair Value Measurements
The authoritative guidance on fair value measurements provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in inactive markets

•	inputs other than quoted prices that are observable for the asset or liability

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

The following is a description of the valuation methodologies used for each class of assets of the Plan measured at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions may occur daily. If the Plan were to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Participant directed brokerage: Fair value is determined based on the underlying investments, which are traded on an exchange and active market.

Cleco Corporation common stock: Valued at the closing price reported on the New York Stock Exchange.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Additionally, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$24,296,542	$—	$—	$24,296,542
Target date funds	29,849,161	—	—	29,849,161
Balanced funds	34,660,908	—	—	34,660,908
Growth funds	66,086,327	—	—	66,086,327
Value funds	7,585,136	—	—	7,585,136
Fixed income funds	18,563,756	—	—	18,563,756
Small cap equity	647,725	—	—	647,725
International equity funds	15,530,710	—	—	15,530,710
Total mutual funds	$197,220,265	$—	$—	$197,220,265
Common collective trust	$—	$26,577,064	$—	$26,577,064
Participant directed brokerage:
Cash and cash equivalents	$1,283,421	$—	$—	$1,283,421
Other mutual funds	1,967,371	—	—	1,967,371
Common stock	1,709,051	—	—	1,709,051
Total participant directed brokerage	$4,959,843	$—	$—	$4,959,843
Cleco Corporation common stock	$109,534,357	$—	$—	$109,534,357
Total assets at fair value	$311,714,465	$26,577,064	$—	$338,291,529

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$23,453,695	$—	$—	$23,453,695
Target date funds	25,486,458	—	—	25,486,458
Balanced funds	30,545,276	—	—	30,545,276
Growth funds	62,103,948	—	—	62,103,948
Value funds	7,402,780	—	—	7,402,780
Fixed income funds	16,314,044	—	—	16,314,044
Small cap equity	619,169	—	—	619,169
International equity funds	14,199,709	—	—	14,199,709
Total mutual funds	$180,125,079	$—	$—	$180,125,079
Common collective trust	$—	$19,346,617	$—	$19,346,617
Participant directed brokerage:
Cash and cash equivalents	$1,469,628	$—	$—	$1,469,628
Other mutual funds	2,109,631	—	—	2,109,631
Common stock	1,245,582	—	—	1,245,582
Total participant directed brokerage	$4,824,841	$—	$—	$4,824,841
Cleco Corporation common stock	$111,232,169	$—	$—	$111,232,169
Total assets at fair value	$296,182,089	$19,346,617	$—	$315,528,706

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

The Plan had no Level 3 assets at December 31, 2014 or 2013. The Plan, as allowed by the authoritative accounting guidance, has a policy that transfers between levels are recognized at the end of a reporting period. During the years ended December 31, 2014 and 2013, the Plan did not experience any transfers between levels.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust-SSgA S&P 500(R) Index Securities Lending Series Fund II	$26,577,064	n/a	Daily	1 day

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust-SSgA S&P 500(R) Index Securities Lending Series Fund II	$19,346,617	n/a	Daily	1 day

7.    Related Party Transactions
Certain Plan investments are managed by affiliates of the Agent and Trustee. The Agent is the recordkeeper as defined by the Plan. Participants may elect to invest in shares of Cleco Corporation common stock. In 2014 and 2013, the Plan acquired 237,942 and 192,784 shares, respectively, of Cleco Corporation common stock with an approximate market value of $12,465,814 and $8,815,657, respectively. In 2014 and 2013, the Plan sold 516,528 and 462,269 shares, respectively, of Cleco Corporation common stock with an approximate market value of $27,428,952 and $21,242,991, respectively. In addition, during 2014 and 2013, 99,016 and 71,916 shares, respectively, of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $5,119,428 and $3,213,306, respectively.

Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan. During 2014 and 2013, no Cleco employee received compensation from the Plan.

8.	Tax Status
The Plan is qualified under Sections 401(a) and 401(k) of the Code and, accordingly, the associated trust is generally exempt from federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on September 25, 2013, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions and has concluded that as of December 31, 2014 and 2013 there were no uncertain tax positions taken or expected to be taken that would require recognition of a

Cleco Power LLC 401(k) Savings and Investment Plan Notes to the Financial Statements December 31, 2014 and 2013

liability (or asset) or disclosure in the financial statements. The Plan is generally subject to examination for a period of three years after the filing of its employee benefit plan annual return. There are currently no audits in progress for any Plan years.
Participants’ pretax contributions, Cleco Corporation’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

9.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2014 EIN: 72-0244480 Plan Number: 003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	JP Morgan Prime Money Market Fund	Mutual fund		$24,296,542
	UMB Scout Core Plus Bond Fund	Mutual fund		17,558,359
	Diamond Hill Capital Fund	Mutual fund		1,231,052
	Dodge & Cox Balanced Fund	Mutual fund		34,660,908
	T. Rowe Price Mid Cap Growth Fund	Mutual fund		14,597,563
	T. Rowe Price Income Fund	Mutual fund		1,005,397
	T. Rowe Retirement 2005 Index Fund	Mutual fund		112,204
	T. Rowe Retirement 2010 Index Fund	Mutual fund		315,824
	T. Rowe Retirement 2015 Index Fund	Mutual fund		3,638,069
	T. Rowe Retirement 2020 Index Fund	Mutual fund		5,586,460
	T. Rowe Retirement 2025 Index Fund	Mutual fund		3,862,241
	T. Rowe Retirement 2030 Index Fund	Mutual fund		3,199,761
	T. Rowe Retirement 2035 Index Fund	Mutual fund		2,825,809
	T. Rowe Retirement 2040 Index Fund	Mutual fund		3,720,622
	T. Rowe Retirement 2045 Index Fund	Mutual fund		3,559,875
	T. Rowe Retirement 2050 Index Fund	Mutual fund		1,869,262
	T. Rowe Retirement 2055 Index Fund	Mutual fund		1,159,034
	Royce Pennsylvania Small Cap Equity Fund	Mutual fund		647,725
	FMI Large Cap	Mutual fund		31,025,963
	American Century Growth Fund	Mutual fund		19,231,749
	CRM Mid Cap Value Fund	Mutual fund		7,585,136
	Morgan Stanley International Equity Fund	Mutual fund		15,530,710
	Total mutual funds			$197,220,265
	SSgA S&P 500(R) Index Securities Lending Series Fund II	Common collective trust		26,577,064
	Schwab Personal Choice Retirement Account	Participant directed brokerage		4,959,843
*	Cleco Corporation	Common stock		109,534,357
*	Notes receivable from participants	Notes receivable from participants with an interest rate of 5.25% and maturity dates ranging from 2015 to 2019	$—	4,138,544
	Total Assets Held			$342,430,073

*Denotes party-in-interest.

SIGNATURE

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 18, 2015	By: /s/ Thomas R. Miller
Thomas R. Miller Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of McElroy, Quirk & Burch (APC)